UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2025

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

Amended and Restated Warrant

On September 9, 2025, Jeffs’ Brands Ltd (the “Company”) amended and restated a warrant to purchase ordinary shares, no par value, of the Company (the “Ordinary Shares”) issued to the holder thereof in connection with a convertible promissory note, dated January 16, 2025 (the “Amended Warrant”), effective as of June 30, 2025. The form of the Amended Warrant is attached hereto as Exhibit 4.1. No changes were made to the number of Ordinary Shares issuable under the Amended Warrant, which following the reverse share split of the Ordinary Shares at a ratio of 1-for-17 effective as of June 16, 2025, is 44,749 Ordinary Shares (subject to any adjustment as provided therein).

Adjustments to Exercise Price

In addition, pursuant to Section 2(a) of the Series A warrants (the “Series A Warrants”) to purchase Ordinary Shares, dated January 29, 2024 and Section 2(a) of the Amended Warrant, effective as of September 8, 2025, the exercise price per each whole Ordinary Share issuable upon exercise of the outstanding Series A Warrants and the Amended Warrant was adjusted to $3.18516 (subject to any further adjustment as provided therein). No other changes, adjustments or modifications were made to the Series A Warrants or the Amended Warrant.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-277188, File No. 333-262835, File No. 333-283848, File No. 333-283904, File No. 333-285030 and File No. 333-287341) and Registration Statements on Form S-8 (File No. 333-269119 and File No. 333-280459), to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
4.1	Amended and Restated Warrant to Purchase Ordinary Shares of Jeffs Brands Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: September 9, 2025	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

3